Mail Stop 3561

August 31, 2006

Mr. David Ficksman
Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, California 90067

     RE: **Sorl Auto Parts, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 27, 2006
            Amendment 1 to Form 10-K for Fiscal Year Ended December 31, 2005
            Filed June 22, 2006
            Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005
            Filed July 27, 2006
            Amendment 3 to Form 10-K for Fiscal Year Ended December 31, 2005
            Filed August 30, 2006
            Form 10-Q for Quarterly Period Ended March 31, 2006
            Amendment 1 to Form 10-Q for Quarterly Period Ended March 31, 2006
            Amendment 2 to Form 10-Q for Quarterly Period Ended March 31, 2006
            File No. 000-11991

Dear Mr. Ficksman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  James A. Allegretto
                  Sr. Asst. Chief Accountant